UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

MP Materials Corp. / DE
(Name of Issuer)

Class A common stock, par value $0.0001 per share
(Title of Class of Securities)

553368101
(CUSIP Number)

James H. Litinsky c/o JHL Capital Group LLC 900 North Michigan Avenue, Suite 2000 Chicago, IL 60611 (312) 628-7350
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 553368101	Page 2 of 12 Pages
1	NAMES OF REPORTING PERSONS
JHL Capital Group LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
47,539,477

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
47,539,477

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
47,539,477

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, HC

CUSIP No. 553368101	Page 3 of 12 Pages
1	NAMES OF REPORTING PERSONS
JHL Capital Group Holdings One LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
11,967,281

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
11,967,281

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,967,281

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 553368101	Page 4 of 12 Pages
1	NAMES OF REPORTING PERSONS
JHL Capital Group Holdings Two LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
35,569,682

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
35,569,682

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
35,569,682

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 553368101	Page 5 of 12 Pages
1	NAMES OF REPORTING PERSONS
JHL Capital Group Master Fund L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
47,536,963

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
47,536,963

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
47,536,963

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN, HC

CUSIP No. 553368101	Page 6 of 12 Pages
1	NAMES OF REPORTING PERSONS
JHL Capital Group Master Fund GP Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
47,536,963

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
47,536,963

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
47,536,963

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO, HC

CUSIP No. 553368101	Page 7 of 12 Pages
1	NAMES OF REPORTING PERSONS
JHL Capital Group L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
47,539,477

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
47,539,477

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
47,539,477

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN, HC

CUSIP No. 553368101	Page 8 of 12 Pages
1	NAMES OF REPORTING PERSONS
James H. Litinsky

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
18,169,871

	8	SHARED VOTING POWER
47,539,477

	9	SOLE DISPOSITIVE POWER
18,169,871

	10	SHARED DISPOSITIVE POWER
47,539,477

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
65,709,348

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
38.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

Page 9 of 12 Pages
Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the information set forth in the Schedule 13D filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the “SEC”) on November 27, 2020 (the “Original Schedule 13D”), relating to the shares of Class A Common Stock, par value $0.0001 per share (the “Common Stock”), of MP Materials Corp. / DE (the “Issuer”). The address of the principal executive offices of the Issuer is 6720 Via Austi Parkway, Suite 450, Las Vegas, Nevada 89119. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

In connection with the consummation of the Business Combination, and in accordance with the applicable terms of the Merger Agreement, each of JHL Capital Group, JHL Group Holdings One, JHL Group Holdings Two and the Revocable Trust had the contingent right to receive a certain number of shares of Common Stock: (a) if, at any time during the ten years following the closing of the Business Combination, the VWAP of Common Stock is greater than or equal to $18.00 for any twenty trading days within any thirty-trading day period; and (b) if, at any time during the ten years following the closing of the Business Combination, the VWAP of Common Stock is greater than or equal to $20.00 for any twenty trading days within any thirty-trading day period.

On December 21, 2020 and December 22, 2020, in connection with the vesting of the Common Stock Earnout shares, each of JHL Capital Group, JHL Group Holdings One, JHL Group Holdings Two, and the Revocable Trust received the below shares of Common Stock within each vesting tranche.

Direct Holder	Common Stock Earnout Consideration at $18	Common Stock Earnout Consideration at $20
JHL Capital Group	153	153
JHL Group Holdings One	734,241	734,241
JHL Group Holdings Two	2,182,344	2,182,344
James Henry Litinsky, Trustee of James Henry Litinsky Revocable Trust U/A/D 10/19/2011	1,114,795	1,114,795

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a, b)  As of the date hereof, Mr. Litinsky may be deemed to beneficially own 65,709,348 shares of Common Stock, representing approximately 38.9% of the shares of Common Stock outstanding. This amount consists of:  (i) 2,514 shares of Common Stock held directly by JHL Capital Group, representing approximately 0.0% of the shares of Common Stock outstanding; (ii) 11,967,281 shares of Common Stock held directly by JHL Group Holdings One, representing approximately 7.1% of the shares of Common Stock outstanding; (iii) 35,569,682 shares of Common Stock held directly by JHL Group Holdings Two, representing approximately 21.1% of the shares of Common Stock outstanding; and (iv) 18,169,871 shares of Common Stock held in the Revocable Trust, representing approximately 10.8% of the shares of Common Stock outstanding.

Page 10 of 12 Pages
As the 100% owner of each of JHL Group Holdings One and JHL Group Holdings Two, Master Fund may be deemed to beneficially own 47,536,963 shares of Common Stock, representing approximately 28.2% of the shares of Common Stock outstanding. This amount consists of (i) 11,967,281 shares of Common Stock held directly by JHL Group Holdings One, representing approximately 7.1% of the shares of Common Stock outstanding and (ii) 35,569,682 shares of Common Stock held directly by JHL Group Holdings Two, representing approximately 21.1% of the shares of Common Stock outstanding. As the general partner of Master Fund, Master Fund GP may be deemed to beneficially own the 47,536,963 shares of Common Stock beneficially owned by Master Fund, representing approximately 28.2% of the shares of Common Stock outstanding.

As the investment manager of Master Fund and the 100% owner of Master Fund GP, JHL Capital Group may be deemed to beneficially own 47,539,477 shares of Common Stock, representing approximately 28.2% of the shares of Common Stock outstanding. This amount consists of: (i) 2,514 shares of Common Stock held directly by JHL Capital Group, representing approximately 0.0% of the shares of Common Stock outstanding; (ii) 11,967,281 shares of Common Stock held directly by JHL Group Holdings One, representing approximately 7.1% of the shares of Common Stock outstanding; and (iii) 35,569,682 shares of Common Stock held directly by JHL Group Holdings Two, representing approximately 21.1% of the shares of Common Stock outstanding.  As the 100% owner of JHL Capital Group, JHL Capital Group L.P. may be deemed to beneficially own the 47,539,477 shares of Common Stock beneficially owned by JHL Capital Group, representing approximately 28.2% of the shares of Common Stock outstanding.

The percentage of shares of Common Stock outstanding reported herein is based on 168,780,530 shares of Common Stock including (1) 12,859,898 shares issued in connection with the earn out vesting and (2) 155,920,632 shares outstanding as of November 17, 2020, as set forth in the Issuer’s current report on Form 8-K, filed on November 17, 2020.

(c) The responses to Item 3 of this Schedule 13D are incorporated by reference herein. Except for the transactions reported on the Reporting Persons original Schedule 13D filed on November 27, 2020 and the acquisition of the Earnout Shares, no other transactions in the Issuer’s securities have been effected by the Reporting Persons during the past 60 days.

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by the Schedule 13D.

(e) Not applicable.

Item 7.	Materials to be Filed as Exhibits

Exhibit 1 - Joint Filing Agreement (incorporated by reference to Exhibit 1 of the Reporting Person’s Schedule 13D, filed with the SEC on November 27, 2020)

Page 11 of 12 Pages
SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 23, 2020

JHL CAPITAL GROUP, LLC

By:	/s/ James H. Litinsky
Name:	James H. Litinsky
Title:	Chief Executive Officer

JHL CAPITAL GROUP HOLDINGS ONE LLC

By:	JHL CAPITAL GROUP MASTER FUND L.P., its sole owner

By:	JHL CAPITAL GROUP MASTER FUND GP LTD., its General Partner

By:	/s/ James H. Litinsky
Name:	James H. Litinsky
Title:	Director

JHL CAPITAL GROUP HOLDINGS TWO LLC

By:	JHL CAPITAL GROUP MASTER FUND L.P., its sole owner

By:	JHL CAPITAL GROUP MASTER FUND GP LTD., its General Partner

By:	/s/ James H. Litinsky
Name:	James H. Litinsky
Title:	Director

JHL CAPITAL GROUP MASTER FUND L.P.

By:	JHL CAPITAL GROUP MASTER FUND GP LTD., its General Partner

By:	/s/ James H. Litinsky
Name:	James H. Litinsky
Title:	Director

JHL CAPITAL GROUP MASTER FUND GP LTD.

By:	/s/ James H. Litinsky
Name:	James H. Litinsky
Title:	Director

Page 12 of 12 Pages
JHL CAPITAL GROUP L.P.

By:	/s/ James H. Litinsky
Name:	James H. Litinsky
Title:	Authorized Signatory

/s/ James H. Litinsky
James H. Litinsky